SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2019
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the three month period ended March 31, 2019 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: May 21, 2019	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 116,555,699 common shares
Treasury Shares: 5,826,116

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three periods ended March 31, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2019	March 31, 2018 (*)

		(unaudited)
Sales of goods and services rendered	4	159,815	155,567
Cost of goods sold and services rendered	5	(123,938)	(120,948)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	23,168	16,081
Changes in net realizable value of agricultural produce after harvest		1,356	(691)
Margin on manufacturing and agricultural activities before operating expenses		60,401	50,009
General and administrative expenses	6	(13,461)	(15,172)
Selling expenses	6	(20,372)	(16,326)
Other operating (loss) / income, net	8	(2,431)	22,088
Profit from operations before financing and taxation		24,137	40,599
Finance income	9	2,933	3,006
Finance costs	9	(44,374)	(28,217)
Other financial results - Net gain of inflation effects on the monetary items	9	17,786	—
Financial results, net	9	(23,655)	(25,211)
Profit before income tax		482	15,388
Income tax (expense)	10	(2,717)	(4,492)
(Loss)/Profit for the period		(2,235)	10,896
Attributable to:
Equity holders of the parent		(3,153)	9,265
Non-controlling interest		918	1,631

(Loss)/Earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.027)	0.079
Diluted		(0.027)	0.078

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

    Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three periods ended March 31, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2019	March 31, 2018 (*)

	(unaudited)

Profit / (Loss) for the period	(2,235)	10,896
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(22,481)	(6,998)
Cash flow hedge, net of tax (Note 2)	(5,614)	(3,620)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	17,237	—
Other comprehensive loss for the period	(10,858)	(10,618)
Total comprehensive (loss) / income for the period	(13,093)	278

Attributable to:
Equity holders of the parent	(13,949)	(881)
Non-controlling interest	856	1,159

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2019 and December 31, 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2019	2018
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,586,758	1,480,439
Right of use assets	12	206,001	—
Investment property	13	40,725	40,725
Intangible assets	14	33,075	27,909
Biological assets	15	12,503	11,270
Deferred income tax assets	10	17,054	16,191
Trade and other receivables, net	17	48,956	38,820
Other assets		1,144	1,184
Total Non-Current Assets		1,946,216	1,616,538
Current Assets
Biological assets	15	99,234	94,117
Inventories	18	130,089	128,102
Trade and other receivables, net	17	133,255	158,686
Derivative financial instruments	16	5,372	6,286
Other assets		6	8
Cash and cash equivalents	19	156,889	273,635
Total Current Assets		524,845	660,834
TOTAL ASSETS		2,471,061	2,277,372
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	900,503	900,503
Cumulative translation adjustment		(675,824)	(666,037)
Equity-settled compensation		17,178	16,191
Cash flow hedge		(62,498)	(56,884)
Other reserves		38,964	32,380
Treasury shares		(8,741)	(8,741)
Revaluation surplus		383,200	383,889
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		232,745	237,188
Equity attributable to equity holders of the parent		1,050,674	1,063,636
Non-controlling interest		45,365	44,509
TOTAL SHAREHOLDERS EQUITY		1,096,039	1,108,145
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,430	211
Borrowings	23	710,658	718,484
Lease liabilities	24	143,375	—
Deferred income tax liabilities	10	175,647	168,171
Payroll and social security liabilities	25	1,347	1,219
Provisions for other liabilities	26	3,131	3,296
Total Non-Current Liabilities		1,037,588	891,381
Current Liabilities
Trade and other payables	22	98,004	106,226
Current income tax liabilities		1,704	1,398
Payroll and social security liabilities	25	26,251	25,978
Borrowings	23	175,299	143,632
Lease liabilities	24	34,884	—
Derivative financial instruments	16	1,006	283
Provisions for other liabilities	26	286	329
Total Current Liabilities		337,434	277,846
TOTAL LIABILITIES		1,375,022	1,169,227
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,471,061	2,277,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019
Profit for the period	—	—	—	—	—	—	—	9,265	9,265	1,631	10,896
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(6,526)	—	—	—	—	—	(6,526)	(472)	(6,998)
Cash flow hedge (*)	—	—	—	—	(3,620)	—	—	—	(3,620)	—	(3,620)
Other comprehensive income for the period	—	—	(6,526)	—	(3,620)	—	—	—	(10,146)	(472)	(10,618)
Total comprehensive income for the period	—	—	(6,526)	—	(3,620)	—	—	9,265	(881)	1,159	278

Employee share options (Note 21)
- Exercised/ Forfeited	—	—	—	(12)	—	—	—	12	—	—	—
Restricted shares (Note 21):
- Value of employee services	—	—	—	1,345	—	—	—	—	1,345	—	1,345
- Vested	—	—	—	—	—	—	—	—	—	—	—
-Purchase of own shares (Note 20)	—	(11,398)	—	—	—	(2,094)	—	—	(13,492)	—	(13,492)
Balance at March 31, 2018 (unaudited) (**)	183,573	897,536	(559,130)	19,185	(28,311)	(9,061)	41,574	115,486	660,852	10,298	671,150

(*) Net of 1,294 of Income Tax.
(**) 2018 information has been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Loss for the period	—	—	—	—	—		—	—	—	(3,153)	(3,153)	918	(2,235)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(9,787)	—	—	—	—	(11,310)	—	—	(21,097)	(1,384)	(22,481)
Cash flow hedge (*)	—	—	—	—	(5,614)	—	—	—	—	—	(5,614)	—	(5,614)
- Items that will not be reclassified to profit or loss:
Revaluation surplus	—	—	—	—	—	—	—	15,915	—	—	15,915	1,322	17,237
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,294)	—	5,294	—	—	—
Other comprehensive income for the period	—	—	(9,787)	—	(5,614)	—	—	(689)	—	5,294	(10,796)	(62)	(10,858)
Total comprehensive income for the period	—	—	(9,787)	—	(5,614)	—	—	(689)	—	2,141	(13,949)	856	(13,093)

Reserves for the benefit of government grants (1)	—	—	—	—	—	6,584	—	—	—	(6,584)	—	—	—
Restricted shares (Note 21):
- Value of employee services	—	—	—	987	—	—	—	—	—	—	987	—	987
Balance at March 31, 2019 (unaudited)	183,573	900,503	(675,824)	17,178	(62,498)	38,964	(8,741)	383,200	41,574	232,745	1,050,674	45,365	1,096,039

(*) Net of 1,579 of Income tax.
(**) Net of 5,741 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2019	March 31, 2018 (*)
		(unaudited)
Cash flows from operating activities:
(Loss)/Profit for the period		(2,235)	10,896
Adjustments for:
Income tax expense	10	2,717	4,492
Depreciation	11	25,978	24,228
Amortization	14	328	265
Depreciation of right of use assets	12	10,411	—
Gain from the sale of farmland and other assets	27	(1,472)	—
Gain from disposal of other property items		(362)	(120)
Acquisition of subsidiaries		(149)	—
Net gain from the Fair value adjustment of Investment properties	13	(1,280)	(3,152)
Equity settled share-based compensation granted	7, 21	1,378	1,345
Loss / (gain) from derivative financial instruments	8, 9	3,047	(16,572)
Interest and other expense, net	9	13,121	11,225
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(25,695)	(9,296)
Changes in net realizable value of agricultural produce after harvest (unrealized)		515	(910)
Provision and allowances		—	29
Net gain of inflation effects on the monetary items	9	(17,786)	—
Foreign exchange losses, net	9	20,196	9,348
Cash flow hedge – transfer from equity	9	7,601	2,101
Subtotal		36,313	33,879
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(7,989)	(32,399)
(Increase) in inventories		(2,552)	(17,801)
Decrease in biological assets		18,527	9,332
Decrease in other assets		3	6
(Increase) / Decrease in derivative financial instruments		(1,946)	12,579
(Decrease) in trade and other payables		(10,875)	(13,699)
Increase in payroll and social security liabilities		1,211	3,690
(Decrease) in provisions for other liabilities		(174)	(221)
Net cash generated from (used in) operating activities before taxes paid		32,518	(4,634)
Income tax paid		(124)	(131)
Net cash generated from operating activities	(a)	32,394	(4,765)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2019 and 2018 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2019	March 31, 2018 (*)
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		684	—
Purchases of property, plant and equipment	11	(119,157)	(62,418)
Purchases of cattle and non current biological assets		(1,463)	(1,464)
Purchases of intangible assets	14	(6,645)	(456)
Interest received	9	2,129	2,463
Proceeds from sale of property, plant and equipment		332	508
Proceeds from sale of farmlands and other assets	27	5,833	—
Net cash used in investing activities	(b)	(118,287)	(61,367)

Cash flows from financing activities:
Proceeds from long-term borrowings		8,016	8,728
Payments of long-term borrowings		(32,067)	(6,074)
Proceeds from short-term borrowings		76,114	39,335
Payment of short-term borrowings		(37,529)	(23,934)
Proceeds / (Payments) of derivatives financial instruments		557	(190)
Lease payments		(14,320)	—
Interest paid		(22,640)	(21,035)
Purchase of own shares		—	(13,492)
Dividends paid to non-controlling interest		—	(1,195)
Net cash used in financing activities	(c)	(21,869)	(17,857)
Net decrease in cash and cash equivalents	(d)	(107,762)	(83,989)
Cash and cash equivalents at beginning of period	19	273,635	269,195
Effect of exchange rate changes and inflation on cash and cash equivalents		(8,984)	(1,431)
Cash and cash equivalents at end of period	19	156,889	183,775

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

(a) Includes 9,074 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 2,608 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (1,621) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (10,062) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 20, 2019.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2018 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2019. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2019. All amounts are shown in US dollars.

	March 31, 2019
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(29,925)	—	—	(534)	(30,459)
Brazilian Reais	—	4,425	—	—	4,425
US Dollar	(286,361)	(488,695)	21,771	53,341	(699,944)
Uruguayan Peso	—	—	(269)	—	(269)
Total	(316,286)	(484,270)	21,502	52,807	(726,247)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2019 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2019
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(28,636)	(48,870)	2,177	—	(75,329)
(Decrease) or increase in Profit before income tax	(28,636)	(48,870)	2,177	—	(75,329)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2019 and 2024.

For the period ended March 31, 2019, a loss before income tax of US$ 15,425 was recognized in other comprehensive income and a loss of US$ 8,232 was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2019 (all amounts are shown in US dollars):

	March 31, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	10,818	—	—	—	10,818
Brazilian Reais	—	58,648	—	—	58,648
US Dollar	78,156	83,554	9,996	496,980	668,686
Subtotal Fixed-rate borrowings	88,974	142,202	9,996	496,980	738,152
Variable rate:
Brazilian Reais	—	25,950	—	—	25,950
US Dollar	114,457	7,398	—	—	121,855
Subtotal Variable-rate borrowings	114,457	33,348	—	—	147,805
Total borrowings as per analysis	203,431	175,550	9,996	496,980	885,957

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

At March 31, 2019, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2019
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(260)	(260)
US Dollar	(1,145)	(74)	(1219)
Decrease in profit before income tax	(1,145)	(334)	(1,479)

•	Credit risk

As of March 31, 2019, six banks accounted for more than 82% of the total cash deposited (J.P. Morgan, HSBC, Banco do Brasil, Banco Safra, Banco Santander, Banco Bradesco).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2019:

▪	Futures / Options

	March 31, 2019
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	20	2,152	(698)	(586)
Soybean	86	28,260	1,116	715
Wheat	15	2,825	305	305
Sugar	206,512	66,179	3,471	(1,211)
Options:
Buy call
Corn	(13)	353	95	(258)
Total	206,620	99,769	4,289	(1,035)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of March 31, 2019, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2018.

During the period ended March 31, 2019 and 2018, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 2.1 million and US$ 14.8 million, respectively. Those contracts entered in 2019 had maturity dates April 2019. The outstanding contracts resulted in the recognition of a loss of US$ 0.01 million in the period ended March 31, 2019.

During the period ended on March 31, 2019 and 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 4.5 million and US$ 11.0 million, respectively. The currency forward contracts maturity date are between March and June 2019, and May and June 2018, respectively. The outstanding contracts resulted in the recognition of a gain of US$ 0.08 million and US$ 0.04 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop. (For disposals and acquisitions see Note 27),

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the three-month period ended March 31, 2019, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	34,117	(1,291)	32,826	29,411	(633)	28,778	8,110	(330)	7,780
Cost of goods and services rendered	(35,111)	1,357	(33,754)	(22,510)	259	(22,251)	(7,855)	310	(7,545)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,900	(335)	9,565	13,844	(868)	12,976	2,742	(120)	2,622
Gain from changes in net realizable value of agricultural produce after harvest	1,427	(71)	1,356	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	10,333	(340)	9,993	20,745	(1,242)	19,503	2,997	(140)	2,857
General and administrative expenses	(1,369)	74	(1,295)	(1,807)	104	(1,703)	(918)	57	(861)
Selling expenses	(1,588)	64	(1,524)	(6,830)	340	(6,490)	(483)	28	(455)
Other operating income, net	(2,863)	12	(2,851)	145	(7)	138	144	(6)	138
Profit from Operations Before Financing and Taxation	4,513	(190)	4,323	12,253	(805)	11,448	1,740	(61)	1,679

Depreciation and amortization	(953)	16	(937)	(1,776)	110	(1,666)	(1,037)	60	(977)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	425	(29)	396	—	—	—	162,098	(2,283)	159,815
Cost of goods and services rendered	(303)	21	(282)	—	—	—	(125,885)	1,947	(123,938)
Initial recognition and changes in fair value of biological assets and agricultural produce	222	(26)	196	—	—	—	24,517	(1,349)	23,168
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,427	(71)	1,356
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	344	(34)	310	—	—	—	62,157	(1,756)	60,401
General and administrative expenses	(41)	(29)	(70)	(4,575)	174	(4,401)	(13,841)	380	(13,461)
Selling expenses	(49)	—	(49)	(79)	4	(75)	(20,808)	436	(20,372)
Other operating income, net	1,330	(56)	1,274	(184)	14	(170)	(2,388)	(43)	(2,431)
Profit from Operations Before Financing and Taxation	1,584	(119)	1,465	(4,838)	192	(4,646)	25,120	(983)	24,137

Depreciation and amortization	(46)	3	(43)	—	—	—	(26,495)	189	(26,306)
Net gain from Fair value adjustment of Investment property	1,336	(56)	1,280	—	—	—	1,336	(56)	1,280

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the three-month period ended March 31, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	34,117	29,411	8,110	425	72,063	90,035	—	—	162,098
Cost of goods sold and services rendered	(35,111)	(22,510)	(7,855)	(303)	(65,779)	(60,106)	—	—	(125,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,900	13,844	2,742	222	26,708	(2,191)	—	—	24,517
Changes in net realizable value of agricultural produce after harvest	1,427	—	—	—	1,427	—	—	—	1,427
Margin on manufacturing and agricultural activities before operating expenses	10,333	20,745	2,997	344	34,419	27,738	—	—	62,157
General and administrative expenses	(1,369)	(1,807)	(918)	(41)	(4,135)	(5,131)	—	(4,575)	(13,841)
Selling expenses	(1,588)	(6,830)	(483)	(49)	(8,950)	(11,779)	—	(79)	(20,808)
Other operating income, net	(2,863)	145	144	1,330	(1,244)	(2,314)	1,354	(184)	(2,388)
Profit / (loss) from operations before financing and taxation	4,513	12,253	1,740	1,584	20,090	8,514	1,354	(4,838)	25,120

Depreciation and amortization	(953)	(1,776)	(1,037)	(46)	(3,812)	(22,683)	—	—	(26,495)
Net gain from Fair value adjustment of Investment property	—	—	—	1,336	1,336	—	—	—	1,336
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,368	13,285	214	865	23,732	1,963	—	—	25,695
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	532	559	2,528	(643)	2,976	(4,154)	—	—	(1,178)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(515)	—	—	—	(515)	—	—	—	(515)
Changes in net realizable value of agricultural produce after harvest (realized)	1,942	—	—	—	1,942	—	—	—	1,942

Farmlands and farmland improvements, net	539,061	169,954	2,297	22,866	734,178	50,771	—	—	784,949
Machinery, equipment, building and facilities, and other fixed assets, net	33,716	27,034	65,864	506	127,120	360,245	—	—	487,365
Bearer plants, net	447	—	—	—	447	246,227	—	—	246,674
Work in progress	9,808	7,271	21,361	17	38,457	29,313	—	—	67,770
Right of use asset	2,323	598	839	—	3,760	202,241	—	—	206,001
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,166	4,012	—	1,429	14,607	5,603	—	—	20,210
Biological assets	37,845	713	11,110	4,386	54,054	57,683	—	—	111,737
Finished goods	24,002	7,378	1,940	—	33,320	19,651	—	—	52,971
Raw materials, Stocks held by third parties and others	11,052	37,122	5,472	87	53,733	23,385	—	—	77,118
Total segment assets	667,420	254,082	108,883	70,016	1,100,401	995,119	—	—	2,095,520
Borrowings	119,522	85,693	3,587	4,625	213,427	582,490	—	90,040	885,957
Lease liabilities	2,917	578	887	—	4,382	173,877	—	—	178,259
Total segment liabilities	122,439	86,271	4,474	4,625	217,809	756,367	—	90,040	1,064,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the three-month period ended March 31, 2018 (*) (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	33,701	15,348	8,263	344	57,656	97,911	—	—	155,567
Cost of goods sold and services rendered	(33,996)	(16,457)	(8,040)	(220)	(58,713)	(62,235)	—	—	(120,948)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,894	10,622	2,250	(185)	30,581	(14,500)	—	—	16,081
Changes in net realizable value of agricultural produce after harvest	(691)	—	—	—	(691)	—	—	—	(691)
Margin on manufacturing and agricultural activities before operating expenses	16,908	9,513	2,473	(61)	28,833	21,176	—	—	50,009
General and administrative expenses	(905)	(1,310)	(391)	(40)	(2,646)	(7,651)	—	(4,875)	(15,172)
Selling expenses	(1,401)	(2,593)	(60)	(43)	(4,097)	(12,219)	—	(10)	(16,326)
Other operating (loss)/income, net	(5,214)	135	(22)	3,150	(1,951)	24,033	—	6	22,088
Profit / (loss) from operations before financing and taxation	9,388	5,745	2,000	3,006	20,139	25,339	—	(4,879)	40,599

Depreciation and amortization	(461)	(1,038)	(304)	(41)	(1,844)	(22,649)	—	—	(24,493)
Net gain from Fair value adjustment of Investment property	—	—	—	3,152	3,152	—	—	—	3,152
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	13,818	10,622	67	108	24,615	(15,319)	—	—	9,296
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,076	—	2,183	(293)	5,966	819	—	—	6,785
Changes in net realizable value of agricultural produce after harvest (unrealized)	910	—	—	—	910	—	—	—	910
Changes in net realizable value of agricultural produce after harvest (realized)	(1,601)	—	—	—	(1,601)	—	—	—	(1,601)

As of December 31, 2018:
Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment, building and facilities, and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials, Stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	March 31, 2019	March 31, 2018
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	69,817	73,788
Sugar (*)	10,774	19,553
Soybean oil and meal	1,062	2,991
Rice (*)	27,903	14,513
Energy (*)	9,187	4,532
Powder milk	3,249	429
Operating leases	123	177
Services	797	245
Others	2,097	2,532
	125,009	118,760
Sales of agricultural produce and biological assets:
Soybean	3,215	8,725
Cattle for dairy production	663	725
Corn (*)	19,609	13,631
Milk	4,043	7,314
Wheat (*)	5,913	4,435
Sunflower	530	710
Barley	688	1,090
Seeds	40	62
Others	105	115
	34,806	36,807
Total sales	159,815	155,567

(*) Includes sales of corn, rice, sugar, mhw of energy and wheat produced by third parties for an amount of US$ 12.6 million, US$ 1.6 million, US$ 7.7 million, US$ 0.6 and US$ 0.14 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$80 million as of March 31, 2019 (March 31, 2018: US$ 89 million) comprised primarily of 15,751 tons of sugar (US$ 4.4 million), 13,856 m³ of ethanol (US$ 7.6 million), 662,484 mhw of energy (U$S 42.7 million), 36,487 tons of soybean (US$ 8.8 million), 94,846 tons of corn (US$ 14.5 million), 8,436 tons of wheat (US$ 1.8 million) and other products (US$ 0.3 million) which expire between April 2019 and December 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of March 31, 2019 :

	March 31, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019 (Note 18)	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products	1,780	18,232	3,908	—	37,977	61,897
Purchases	14,035	2,483	134	—	8,000	24,652
Agricultural produce	13,107	—	4,425	282	—	17,814
Transfer to raw material	(3,907)	—	—	—	—	(3,907)
Direct agricultural selling expenses	2,680	—	—	—	—	2,680
Tax recoveries (i)	—	—	—	—	(6,469)	(6,469)
Changes in net realizable value of agricultural produce after harvest	1,356	—	—	—	—	1,356
Finished goods as of March 31, 2019 (Note 18)	(24,002)	(7,378)	(1,940)	—	(19,651)	(52,971)
Exchange differences	(439)	(593)	(152)	—	312	(872)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	33,754	22,251	7,545	282	60,106	123,938
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of March 31, 2018:

	March 31, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	1,657	18,030	172	49	47,337	67,245
Purchases	10,586	542	—	—	10,743	21,871
Agricultural produce	27,065	—	7,868	171	—	35,104
Transfer to raw material	(4,942)	—	—	—	—	(4,942)
Direct agricultural selling expenses	4,167	—	—	—	—	4,167
Tax recoveries (i)	—	—	—	—	(7,998)	(7,998)
Changes in net realizable value of agricultural produce after harvest	(691)	—	—	—	—	(691)
Finished goods as of March 31, 2018	(21,938)	(9,907)	—	—	(20,585)	(52,430)
Exchange differences	(3,054)	(684)	—	—	472	(3,266)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	33,996	16,457	8,040	220	62,235	120,948
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended March 31, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	46	1,467	19	—	4,608	6,140	6,287	1,715	14,142
Raw materials and consumables	19	2,265	36	—	2,682	5,002	—	—	5,002
Depreciation and amortization	484	471	214	—	12,023	13,192	2,711	191	16,094
Depreciation of right-of-use assets	—	—	47	—	1,394	1,441	644	3	2,088
Fuel, lubricants and others	—	27	79	—	3,671	3,777	191	63	4,031
Maintenance and repairs	9	287	—	—	2,413	2,709	324	131	3,164
Freights	41	4,154	140	—	247	4,582	—	3,223	7,805
Export taxes / selling taxes	—	—	—	—	—	—	—	10,439	10,439
Export expenses	—	—	—	—	—	—	—	1,134	1,134
Contractors and services	198	79	173	—	1,419	1,869	—	—	1,869
Energy transmission	—	—	—	—	—	—	—	854	854
Energy power	25	473	—	—	325	823	59	22	904
Professional fees	4	10	—	—	62	76	1,740	80	1,896
Other taxes	—	31	—	—	263	294	238	10	542
Contingencies	—	—	—	—	—	—	198	—	198
Lease expense and similar arrangements	—	62	—	—	—	62	274	13	349
Third parties raw materials	—	747	36	—	216	999	—	—	999
Tax recoveries	—	—	—	—	(1,816)	(1,816)	—	—	(1,816)
Others	30	264	16	—	127	437	795	2,494	3,726
Subtotal	856	10,337	760	—	27,634	39,587	13,461	20,372	73,420
Own agricultural produce consumed	924	7,895	3,148	—	10,343	22,310	—	—	22,310
Total	1,780	18,232	3,908	—	37,977	61,897	13,461	20,372	95,730

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the period ended March 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	2,087	38	49	6,260	8,434	8,961	1,697	19,092
Raw materials and consumables	42	1,286	—	—	1,052	2,380	—	—	2,380
Depreciation and amortization	—	174	69	—	15,317	15,560	1,671	218	17,449
Fuel, lubricants and others	—	51	—	—	4,426	4,477	79	56	4,612
Maintenance and repairs	—	536	13	—	2,255	2,804	358	97	3,259
Freights	—	1,416	9	—	99	1,524	—	3,058	4,582
Export taxes / selling taxes	—	—	—	—	—	—	—	8,042	8,042
Export expenses	—	—	—	—	—	—	—	476	476
Contractors and services	150	191	—	—	1,122	1,463	—	—	1,463
Energy transmission	—	—	—	—	275	275	—	773	1,048
Energy power	—	492	30	—	—	522	68	14	604
Professional fees	—	15	10	—	147	172	1,714	90	1,976
Other taxes	—	17	—	—	286	303	451	2	756
Contingencies	—	—	—	—	—	—	497	—	497
Lease expense and similar arrangements	—	59	—	—	—	59	292	4	355
Third parties raw materials	—	893	—	—	414	1,307	—	—	1,307
Tax recoveries	—	—	—	—	—	—	3	—	3
Others	—	345	3	—	1,045	1,393	1,078	1,799	4,270
Subtotal	192	7,562	172	49	32,698	40,673	15,172	16,326	72,171
Own agricultural produce consumed	1,465	10,468	—	—	14,639	26,572	—	—	26,572
Total	1,657	18,030	172	49	47,337	67,245	15,172	16,326	98,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	March 31, 2019	March 31, 2018
	(unaudited)
Wages and salaries	23,640	30,540
Social security costs	8,123	8,191
Equity-settled share-based compensation	1,378	1,345
	33,141	40,076

8.    Other operating income / (loss), net

	March 31, 2019	March 31, 2018 (*)
	(unaudited)
Gain from disposals of farmland and other assets (Note 27 )	1,472	—
(Loss) / gain from commodity derivative financial instruments	(3,358)	19,790
Net gain from fair value adjustment of Investment property	1,280	3,152
Others	(1,825)	(854)
	(2,431)	22,088

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	March 31, 2019	March 31, 2018
	(unaudited)
Finance income:
- Interest income	2,169	2,463
- Gain from interest rate/foreign exchange rate derivative financial instruments	311	—
- Other income	453	543
Finance income	2,933	3,006

Finance costs:
- Interest expense	(13,517)	(13,630)
- Finance cost related to lease liabilities	(1,923)	—
- Cash flow hedge – transfer from equity	(7,601)	(2,101)
- Foreign exchange losses, net	(20,196)	(9,348)
- Taxes	(761)	(1,050)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(1,458)
- Other expenses	(376)	(630)
Finance costs	(44,374)	(28,217)
Other financial results - Net gain of inflation effects on the monetary items	17,786	—
Total financial results, net	(23,655)	(25,211)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2019	March 31, 2018 (*)
	(unaudited)
Current income tax	2,054	(476)
Deferred income tax	(4,771)	(4,016)
Income tax (expense)	(2,717)	(4,492)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2018.

The gross movement on the deferred income tax account is as follows:

	March 31, 2019	March 31, 2018 (*)
	(unaudited)
Beginning of period (liability) / asset	(151,980)	20,351
Exchange differences	4,820	760
Effect of fair value valuation for farmlands	(5,741)	—
Acquisition of subsidiary (Note 27)	(4,856)	—
Disposal of subsidiary (Note 27)	2,747	—
Tax charge relating to cash flow hedge (i)	1,579	1,294
Others	(391)	—
Income tax benefit/ expense	(4,771)	(4,016)
End of period (liability) / asset	(158,593)	18,389

(i)	It relates to the amount reclassified of US$ 8,232 loss and US$ 7,015 loss from equity to profit and loss for the three-month period ended March 31, 2019 and 2018, respectively.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

	March 31, 2019	March 31, 2018 (*)
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(1,426)	(5,176)
Non-deductible items	(682)	(253)
Effect of the changes in the statutory income tax rate in Argentina	1,264	(124)
Non-taxable income	2,812	361
Tax losses where no deferred tax asset was recognized	15	82
Utilization of previously unrecognized tax	—	178
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(5,264)	—
Unused tax losses	(217)	—
Others	781	440
Income tax expense	(2,717)	(4,492)

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2019 and 2018 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2018
Opening net book amount.	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Exchange differences	(3,987)	(671)	(2,257)	(5,058)	(1,317)	(176)	1,367	(12,099)
Additions	—	—	5,520	29,910	17,823	913	14,161	68,327
Transfers	—	4	814	2,882	—	—	(3,700)	—
Disposals	—	—	(16)	(597)	—	(11)	—	(624)
Reclassification to non-income tax credits (*)	—	—	(16)	(93)	—	—	(39)	(148)
Depreciation (Note 6)	—	(568)	(3,387)	(11,058)	(8,820)	(395)	—	(24,228)
Closing net book amount	106,756	7,772	193,502	262,066	246,596	4,489	41,424	862,605
At March 31, 2018 (unaudited)								.
Cost	106,756	20,115	314,791	661,559	389,087	16,374	41,424	1,550,106
Accumulated depreciation	—	(12,343)	(121,289)	(399,493)	(142,491)	(11,885)	—	(687,501)
Net book amount	106,756	7,772	193,502	262,066	246,596	4,489	41,424	862,605
Three-month period ended March 31, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(22,741)	(519)	(1,777)	(2,321)	(1,833)	(168)	(1,121)	(30,480)
Additions	—	—	37,277	42,879	23,321	1,371	24,621	129,469
Revaluation surplus	22,789	—	—	—	—	—	—	22,789
Acquisition of subsidiaries	455	—	17,850	3,462	—	437	—	22,204
Transfers	—	—	825	5,802	—	7	(6,634)	—
Disposals	—	—	—	(300)	—	(7)	—	(307)
Disposal of subsidiaries	(10,770)	—	(571)	(12)	—	—	—	(11,353)
Reclassification to non-income tax credits (*)	—	—	—	(25)	—	—	—	(25)
Depreciation (Note 6)	—	(773)	(4,690)	(12,283)	(7,770)	(462)	—	(25,978)
Closing net book amount	769,917	15,032	237,536	242,350	246,674	7,479	67,770	1,586,758
At March 31, 2019 (unaudited)
Cost	769,917	32,199	398,519	768,463	501,537	23,251	67,770	2,561,656
Accumulated depreciation	—	(17,167)	(160,983)	(526,113)	(254,863)	(15,772)	—	(974,898)
Net book amount	769,917	15,032	237,536	242,350	246,674	7,479	67,770	1,586,758
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2019, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

Since September 2018 the Company changes the accounting policy for its Farmlands (See Note 28 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Farmlands with a total valuation of US$ 772 million as of March 31, 2019 , the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2019 would have reduced the value of the Farmlands on US$ 77.2 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-months period ended March 31, 2019 and 2018.

As of March 31, 2019, borrowing costs of US$ 3,764 (March 31, 2018: US$ 1,481) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 344,041 as of March 31, 2019.

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2019 were as follows:

	Agricultural partnership	Others	Total
	(unaudited)
Three-months period ended March 31, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	(2,923)	(330)	(3,253)
Additions	7,155	7,573	14,728
Depreciation	(8,922)	(1,489)	(10,411)
Closing net book amount	190,073	15,928	206,001

Since January 1,2019, the Company mandatory adopted IFRS 16. (Note 29). Agricultural partnership has an average of 6 years duration.

As of March 31, 2019 included within Right of use assets balances are US$ 539 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2019 and 2018 were as follows:

	March 31, 2019	March 31, 2018 (*)
	(unaudited)
Beginning of the period	40,725	42,342
Net gain from fair value adjustment (Note 8)	1,280	3,152
Exchange differences	(1,280)	(3,152)
End of the period	40,725	42,342
Cost	40,725	42,342
Net book amount	40,725	42,342

Since September 2018 the Company changes the accounting policy for all Investment properties. (See Note 29 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 40.7 million as of March 31, 2019 , the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2019 and 2018. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2019 would have reduced the value of the Investment properties on US$ 4.0 million, which would impact the line item "Net gain from fair value adjustment ".

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”, and "Other operating income, net", respectively.

	March 31, 2019	March 31, 2018
	(unaudited)
Rental income	115	170
Net gain from fair value adjustment (Note 8)	1,280	3,152

(*) Prior period have been recast to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2019 and 2018 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Three-month period ended March 31, 2018
Opening net book amount	12,412	3,851	928	1	17,192
Exchange differences	(410)	(119)	(3)	(1)	(533)
Additions	—	443	—	13	456
Amortization charge (i) (Note 6)	—	(255)	—	(10)	(265)
Closing net book amount	12,002	3,920	925	3	16,850
At March 31, 2018 (unaudited)
Cost	12,002	7,575	2,620	84	22,281
Accumulated amortization	—	(3,655)	(1,695)	(81)	(5,431)
Net book amount	12,002	3,920	925	3	16,850

Three-month period ended March 31, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	(505)	(77)	—	—	(582)
Acquisition of subsidiary	—	204	6,431	10	6,645
Additions	—	66	—	—	66
Disposal	(635)	—	—	—	(635)
Amortization charge (i) (Note 6)	—	(303)	—	(25)	(328)
Closing net book amount	20,210	5,486	7,317	62	33,075
At March 31, 2019 (unaudited)
Cost	20,210	10,357	9,012	1,905	41,484
Accumulated amortization	—	(4,871)	(1,695)	(1,843)	(8,409)
Net book amount	20,210	5,486	7,317	62	33,075

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2019 and 2018, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2019 and 2018 were as follows:

	March 31, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	210	—	210
Initial recognition and changes in fair value of biological assets	9,565	12,976	2,622	196	(2,191)	23,168
Decrease due to harvest / disposals	(13,107)	(38,061)	(3,148)	(281)	(11,127)	(65,724)
Decrease due to sales of agricultural produce	—	—	(4,425)	—	—	(4,425)
Costs incurred during the period	17,100	8,585	6,791	437	24,051	56,964
Exchange differences	(3,060)	40	(1,028)	730	(525)	(3,843)
End of the period (unaudited)	37,845	713	11,110	4,386	57,683	111,737

	March 31, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	430	—	430
Initial recognition and changes in fair value of biological assets	17,894	10,622	2,250	(185)	(14,500)	16,081
Decrease due to harvest / disposals	(27,065)	(47,257)	(550)	(172)	(15,434)	(90,478)
Decrease due to sales of agricultural produce	—	—	(7,318)	—	—	(7,318)
Costs incurred during the period	27,598	13,359	6,717	414	22,042	70,130
Exchange differences	(2,875)	(2,208)	(697)	(303)	(302)	(6,385)
End of the period (unaudited)	47,297	4,233	9,740	4,200	84,984	150,454

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 16. Please see Level 3 definition in Note 16.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of March 31, 2019:

	March 31, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	568	1,630	1,044	149	1,971	5,362
Depreciation and amortization	—	—	—	—	764	764
Depreciation of right-of-use assets	—	—	—	—	8,323	8,323
Fertilizers, agrochemicals and seeds	9,338	717	—	—	9,994	20,049
Fuel, lubricants and others	183	206	221	8	595	1,213
Maintenance and repairs	265	459	403	45	290	1,462
Freights	17	78	16	65	—	176
Contractors and services	5,002	4,370	—	—	1,912	11,284
Feeding expenses	—	—	2,869	—	—	2,869
Veterinary expenses	—	—	452	55	—	507
Energy power	16	762	321	3	—	1,102
Professional fees	27	15	26	2	42	112
Other taxes	287	20	2	20	18	347
Lease expense and similar arrangements	1,098	12	—	2	—	1,112
Others	299	316	73	9	142	839
Subtotal	17,100	8,585	5,427	358	24,051	55,521
Own agricultural produce consumed	—	—	1,364	79	—	1,443
Total	17,100	8,585	6,791	437	24,051	56,964

Cost of production as of March 31, 2018:

	March 31, 2018
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	910	2,494	1,012	122	1,931	6,469
Depreciation and amortization	127	—	—	—	432	559
Fertilizers, agrochemicals and seeds	15,612	1,542	—	—	9,366	26,520
Fuel, lubricants and others	290	199	182	21	610	1,302
Maintenance and repairs	298	719	450	47	272	1,786
Freights	56	161	11	18	—	246
Contractors and services	6,264	6,323	—	20	2,248	14,855
Feeding expenses	—	—	2,523	58	—	2,581
Veterinary expenses	—	—	491	37	—	528
Energy power	39	1,603	247	—	—	1,889
Professional fees	51	5	—	—	84	140
Other taxes	385	41	2	31	16	475
Lease expense and similar arrangements	2,872	165	—	—	6,917	9,954
Others	694	107	44	3	166	1,014
Subtotal	27,598	13,359	4,962	357	22,042	68,318
Own agricultural produce consumed	—	—	1,755	57	—	1,812
Total	27,598	13,359	6,717	414	22,042	70,130

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of March 31, 2019 and December 31, 2018 were as follows:

	March 31, 2019	December 31, 2018
	(unaudited)
Non-current
Cattle for dairy production	10,901	9,859
Breeding cattle	1,482	1,310
Other cattle	120	101
	12,503	11,270
Current
Breeding cattle	2,784	1,683
Other cattle	209	439
Sown land – crops	37,845	27,347
Sown land – rice	713	17,173
Sown land – sugarcane	57,683	47,475
	99,234	94,117
Total biological assets	111,737	105,387

16.    Financial instruments

As of March 31, 2019, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2019 and their allocation to the fair value hierarchy:

	2019
	Level 1	Level 2	Total

Assets
Derivative financial instruments	5,288	84	5,372
Total assets	5,288	84	5,372
Liabilities
Derivative financial instruments	(999)	(7)	(1,006)
Total liabilities	(999)	(7)	(1,006)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	4,194

Options	Quoted price	-	-	1	95

NDF	Quoted price	Foreign-exchange curve	Present value method	2	77

					4,366

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2019	December 31, 2018
	(unaudited)
Non current
Advances to suppliers	32	2,343
Income tax credits	4,397	4,429
Non-income tax credits (i)	17,740	15,998
Judicial deposits	2,997	2,908
Receivable from disposal of subsidiary	21,708	10,944
Other receivables	2,082	2,198
Non current portion	48,956	38,820
Current
Trade receivables	60,909	60,167
Receivables from related parties (Note 28)	—	8,337
Less: Allowance for trade receivables	(2,262)	(2,503)
Trade receivables – net	58,647	66,001
Prepaid expenses	12,672	9,396
Advance to suppliers	19,574	43,365
Income tax credits	21,561	2,560
Non-income tax credits (i)	12,534	28,232
Receivable from disposal of subsidiary	13	3,709
Cash collateral	122	1,505
Receivables from related parties (Note 28)	—	324
Other receivables	8,132	3,594
Subtotal	74,608	92,685
Current portion	133,255	158,686
Total trade and other receivables, net	182,211	197,506

(i) Includes US$ 25 for the three-month period ended March 31, 2019 reclassified from property, plant and equipment (for the year ended December 31, 2018: US$ 1,086).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

	March 31, 2019	December 31, 2018
	(unaudited)
Currency
US Dollar	54,577	52,342
Argentine Peso	47,553	42,896
Uruguayan Peso	495	534
Brazilian Reais	79,586	101,734
	182,211	197,506

As of March 31, 2019 trade receivables of US$ 5,720 (December 31, 2018: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 386 and US$ 318 are over 6 months in March 31, 2019 and December 31, 2018, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2019	December 31, 2018
	(unaudited)
Raw materials	76,948	48,140
Finished goods (Note 5) (i)	52,971	79,758
Others	170	204
	130,089	128,102

(i): Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	March 31, 2019	December 31, 2018
	(unaudited)
Cash at bank and on hand	105,244	197,544
Short-term bank deposits	51,645	76,091
	156,889	273,635

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2018	122,382	1,092,507
Purchase of own shares	—	(11,398)
At March 31, 2018	122,382	1,081,109

At January 1, 2019	122,382	1,084,076
At March 31, 2019	122,382	1,084,076

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 14, 2018, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2019.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2019, the Company repurchased an aggregate of 8,421,549 shares under the program, of which 2,598,423 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended March 31, 2019 and 2018 the Company repurchased shares for an amount of nill and US$ 13,492, respectively. The outstanding treasury shares as of March 31, 2019 totaled 5,826,116.

21.        Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2019, nil options (March 31, 2018: nil) were exercised, and nil options (March 31, 2018: 2,575) were forfeited, and 594,879 options were expired (March 31, 2018: nil).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.        Equity-settled share-based payments (Continued)

(b)	Restricted Share and Restricted Stock Unit Plan

As of March 31, 2019, the Group recognized compensation expense US$ 1.4 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2018: US$ 1.3 million). For the three-month period ended March 31, 2019, 514 Restricted Stock Units were forfeited (March 31, 2018: 4,906).

22.        Trade and other payables

	March 31, 2019	December 31, 2018
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,202	—
Other payables	228	211
	3,430	211
Current
Trade payables	86,541	94,483
Advances from customers	1,886	3,813
Amounts due to related parties (Note 28)	—	354
Taxes payable	4,900	6,457
Payables from acquisition of property, plant and equipment (Note 27)	4,030	—
Other payables	647	1,119
	98,004	106,226
Total trade and other payables	101,434	106,437

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.        Borrowings

	March 31, 2019	December 31, 2018
	(unaudited)
Non-current
Senior Notes (*)	496,229	496,118
Bank borrowings (*)	214,429	221,971
Obligations under finance leases	—	395
	710,658	718,484
Current
Senior Notes (*)	750	8,250
Bank overdrafts	10,811	2,320
Bank borrowings (*)	163,738	132,862
Obligations under finance leases	—	200
	175,299	143,632
Total borrowings	885,957	862,116

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2019, total bank borrowings include collateralized liabilities of US$ 81,974 (December 31, 2018: US$ 87,738). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Borrowings (continued)

	March 31, 2019	December 31, 2018
	(unaudited)
Fixed rate:
Less than 1 year	124,834	105,708
Between 1 and 2 years	16,197	16,287
Between 2 and 3 years	25,627	25,704
Between 3 and 4 years	39,766	43,507
Between 4 and 5 years	26,135	26,415
More than 5 years	505,593	505,456
	738,152	723,077
Variable rate:
Less than 1 year	50,465	37,724
Between 1 and 2 years	21,072	17,278
Between 2 and 3 years	26,332	29,861
Between 3 and 4 years	20,190	22,886
Between 4 and 5 years	17,246	18,251
More than 5 years	12,500	12,444
	147,805	138,444
	885,957	861,521

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 470 million, 94% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.        Lease liabilities

	March 31, 2019	December 31, 2018
	(unaudited)
Lease liabilities
Non-current	143,375	—
Current (*)	34,884	—
	178,259	—

(*) Includes US$ 8,321 of Related parties.

The maturity of the Group's lease liabilities is as follows:

March 31, 2019
Less than 1 year	34,884
Between 1 and 2 years	8,787
Between 2 and 3 years	8,693
Between 3 and 4 years	6,261
Between 4 and 5 years	5,559
More than 5 years	114,075
178,259

25.        Payroll and social security liabilities

	March 31, 2019	December 31, 2018
	(unaudited)
Non-current
Social security payable	1,347	1,219
	1,347	1,219
Current
Salaries payable	11,678	8,841
Social security payable	2,597	3,112
Provision for vacations	8,327	9,770
Provision for bonuses	3,649	4,255
	26,251	25,978
Total payroll and social security liabilities	27,598	27,197

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.        Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 5.6 million (Reais 21.4 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Disposals and acquisitions (continued)

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

28.        Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			March 31, 2019	March 31, 2018	March 31, 2019	December 31, 2018

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 17)	—	—	—	324
		Cost of manufactured products sold and services rendered	56	90	—	—
		Payables (Note 22)			—	(160)
		Leases liabilities (Note 24)	—	—	(8,321)	—
Girasoles del Plata S.A. (ii)	Joint venture	Services	—	18	—	—
		Sales of goods	—	44	—	—
		Payables (Note 22)	—	—	—	(194)
		Interest income	—	78	—	—
		Receivables (Note 17) (iii)	—	—	—	8,337
Directors and senior management	Employment	Compensation selected employees	(1,779)	(981)	(17,353)	(16,353)

(i) Shareholder of the Company.
(ii) Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2019, results of operations and cash flows for the three-month periods ended March 31, 2019 and 2018. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018 except for the changes in connection with the implementation of IFRS 16 – Leases, explained in Note 24 of these Consolidated Condensed Interim Financial Statements.

Description of accounting policies changed during the period.

Revaluation model for investment property

During the period ended September 30, 2018, the Company adopted the revaluation model for its investment property. The higher valuation resulted in the condensed consolidated statement of income for the three-month period ended March 31, 2018, as follows:

	March 31, 2018	Increase/ (Decrease)	March 31, 2018 (recast)
Other operating income	18,936	3,152	22,088
Profit before income tax	12,236	3,152	15,388
Income tax expense	(3,704)	(788)	(4,492)
Profit for the period	8,532	2,364	10,896
Basic earnings per share	0.059	0.020	0.079
Diluted earnings per share	0.058	0.020	0.078

Leases

For fiscal years beginning on January 1st 2019 and onward it is mandatory the adoption of IFRS 16 - Leases.We disclose herein the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Short term leases are recognized on a straight line basis as an expense in the income statement.

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:

	Right of use	Lease liabilities

Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

The impact of the adoption of IFRS 16 did not have effect in retained earnings at January 1, 2019.

According with the adoption of IFRS 16, the new accounting policy for leases is as follows;

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

The weighted average lessee’s incremental borrowing rate applied  to lease liabilities recognised in the statement of financial osition at the date of initial application was 7.04%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

At initial recognition, the right-of-use asset is measured considering:

•	The value of the initial measurement of the lease liability;

•	Any lease payments made at or before the commencement date, less any lease incentives; and

•	Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;

•	Fixed payments, less any lease incentives receivable;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

After the commencement date, the Company measures the lease liability by:

•	Increasing the carrying amount to reflect interest on the lease liability;

•	Reducing the carrying amount to reflect lease payments made; and

•	Re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rat used in the discounted cash flow involved a high degree of management´s estimations.

Early adoption of IFRS 3 Amendment
The IASB has issued narrow-scope amendments to IFRS 3,'Business combinations', to improve the definition of a business.

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company applied this amendment form the period beginning on 1 January 2019.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 33.

The accompanying notes are an integral part of these condensed consolidated interim financial statements